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SEC FILE NUMBER
8- 51893

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2005___ AND ENDING ___12/31/2005___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Liberty Life Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    100 Liberty Way
                      (No. and Street)

Dover,	NH	03820
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    John T. Treece   (603)749-2600 x36281
                                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
    Ernst & Young LLP

                              (Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___John T. Treece_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___Liberty Life Securities LLC_____, as of ___December 31_____, 20__05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President, CCO, FINOPS
Title

<u>Vicki L. Laplume</u>
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Liberty Life Securities LLC

Year ended December 31, 2005

Liberty Life Securities LLC

Audited Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents



ERNST & YOUNG

■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Managers
Liberty Life Securities LLC

We have audited the accompanying consolidated statement of financial condition of Liberty Life Securities LLC (the Company) as of December 31, 2005, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Liberty Life Securities LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 10, 2006

Ernst & Young LLP

Liberty Life Securities LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash	$553,521
Accounts receivable from Liberty Mutual	70,129
Commission Receivable	16,193
Prepaid expense	22,364
Total assets	$662,207

Liabilities and member's equity

Liabilities:

Due to Liberty Life Assurance Company of Boston	$ 133,874
Commissions payable	2,529
Accounts payable	78,330
Total liabilities	214,733

Member's equity:

Contributed capital	200,000
Retained earnings	247,474
Total member's equity	447,474
Total liabilities and member's equity	$662,207

See accompanying notes.

Liberty Life Securities LLC

Statement of Operations

Year ended December 31, 2005

Revenues:	
Commission income	$ 876,708
Total revenues	876,708
Expenses:	
Commission expense	518,928
Salary expense	298,172
General expense	195,430
Total expenses	1,012,530
Net loss	$ (135,822)

See accompanying notes.

Liberty Life Securities LLC

Statement of Changes in Member's Equity

	Contributed Capital	Retained Earnings	Total
Balance at December 31, 2004 – as previously reported	$200,000	$350,856	$550,856
Adjustment for incorrect expense allocation		32,440	32,440
Balance at December 31, 2004 - restated	200,000	383,296	583,296
Comprehensive loss:			
Net loss	-	(135,822)	(135,822)
Comprehensive loss			(135,822)
Balance at December 31, 2005	$200,000	$ 247,474	$ 447,474

See accompanying notes.

Liberty Life Securities LLC

Statement of Cash Flows

Year ended December 31, 2005

Operating activities

Net loss	$ (135,822)
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(70,129)
Prepaid expense	75,976
Commission Receivable	25,442
Due to Liberty Life Assurance Company of Boston	(47,752)
Accounts payable	2,634
Commissions payable	(959)
Net cash used in operating activities	(150,610)
Net decrease in cash	(150,610)
Cash at beginning of year	704,131
Cash at end of year	$553,521

See accompanying notes.

Liberty Life Securities LLC

Notes to Financial Statements

December 31, 2005

1. Nature of Business and Organization

Liberty Life Securities LLC (the Company) acts as a retail broker/dealer distributing variable annuity contracts and variable life insurance contracts issued by insurance companies directly to institutional and individual investors in the United States. Additionally, the Company acts as a retail broker/dealer distributing redeemable securities issued by open-end and closed-end management investment companies.

The Company is wholly owned by Liberty Life Assurance Company of Boston (the Member or Liberty Life). Liberty Life is wholly owned by Liberty Life Holdings, Inc., which is 90% owned by Liberty Mutual Insurance Company and 10% owned by Liberty Mutual Fire Insurance Company. Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company are both wholly owned by Liberty Mutual Group, Inc. Liberty Mutual Group, Inc. is wholly owned by LMHC Massachusetts Holdings Inc., which is wholly owned by Liberty Mutual Holding Company Inc.

The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the records maintained by the Company and are not necessarily indicative of the financial condition or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation (see Note 3).

2. Significant Accounting Policies

Basis of Accounting

The Company uses the accrual basis of accounting.

Revenue Recognition

Commissions are calculated as a contractual percentage of sales and are recognized on a trade-date basis.

Income Taxes

The Company has elected to be treated as a partnership for tax reporting purposes. As such, there is no provision for state and federal income taxes as Liberty Life is taxed on the Company's earnings.

Liberty Life Securities LLC

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Restatement of Financial Statements

During 2005, the Company discovered that it had incorrectly accounted for certain expenses allocated by the Member. The correction of this error resulted in a restatement of $32,440 increasing the beginning equity balance included herein.

3. Related-Party Transactions

Services Agreement

Under an amended Service Agreement between the Company, Liberty Life, and Liberty Mutual, Liberty Mutual provides personnel, office space, equipment, computer processing and other services. The Company reimburses Liberty Mutual for these services at cost, and for any other special services supplied at the Company's request. Substantially all of the Company's salary and general expenses incurred in 2005 related to this agreement. Any other direct expense paid by the Company are recorded in the Statement of Operations.

4. Benefit Plans

Significant benefit plans are sponsored by Liberty Mutual and the associated costs are shared by members of the Liberty Companies. Liberty Mutual's sponsored plans are summarized as follows:

(a) *Pension Plan*

Liberty Mutual sponsors noncontributory defined benefit pension plans (the Plans) covering U.S. employees who have attained age 21 and have completed one year of service and Canadian employees who have completed one year of service. The benefits are based on years of service and the employee's "final average compensation" which is the employee's average annual compensation for the highest five consecutive calendar years during the ten years immediately preceding retirement.

4. Benefit Plans (continued)

Assets of the Plans consist primarily of investments in life insurance company separate accounts and a collective investment trust fund, which invests primarily in fixed income and Standard and Poor's Index of 500 equity securities.

(b) *Postretirement Benefits*

Liberty Mutual provides certain health care and life insurance benefits (postretirement) for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age and have ten years of service working for the Liberty Companies. Alternatively, retirees may elect certain prepaid health care benefit plans. Life insurance benefits are based upon a participant's final compensation subject to the plan maximum.

(c) *Thrift-Incentive Plan*

Liberty Mutual sponsors a defined contribution savings plan for all employees of the Liberty Companies who meet certain eligibility requirements. During 2005 employees were permitted to contribute a percentage of their annual compensation on a combined before-tax and after-tax basis, subject to certain limitations imposed by the Tax Reform Act of 1986. In 2005 Liberty Mutual matched a percentage of contributions made by employees.

The total amount charged to LLS for the above three benefit plans was $13,329 in 2005.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital and a minimum net capital requirement of $354,943 and $25,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.60:1.

Supplemental Information

Liberty Life Securities LLC

Schedule I—Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Aggregate indebtedness	$214,733
Net capital:	
Member's capital	$447,474
Less nonallowable assets	92,531
Total net capital	$354,943
Net capital requirements:	
$25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 25,000
Net capital in excess of requirements	329,943
Total net capital	$354,943
Ratio of aggregate indebtedness to net capital	0.60:1

No differences exist between the computation of aggregate indebtedness and net capital under Rule 15c3-1 included in this Audit Report and the computations included in the unaudited Form X-17a-5, Part IIA filing as of December 31, 2005.

Liberty Life Securities LLC

Schedule II—Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities and
Exchange Commission
and
Schedule III—Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and
Exchange Commission

December 31, 2005

The Company is exempt from Rule 15c3-3 under the provisions of paragraph (k)(2)(i) of
that rule at December 31, 2005.

ERNST & YOUNG

⬛ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

⬛ Phone: (860) 247-3100
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Board of Managers
Liberty Life Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Liberty Life Securities LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control activities for allocation of expenses and its operation that we consider to be a material weakness as defined above.

> During 2005, the Company determined that it had incorrectly recorded expenses allocated to it by its Parent. The Company corrected the error in its 2005 financial statements and has enhanced its procedures around recording allocated expenses.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, with the exception of the matter noted above, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

≣ ERNST&YOUNG   ≣ Ernst & Young LLP

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 10, 2006   *Ernst + Young LLP*